UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Lions Gate Entertainment Corp.

(Name of Issuer)

Class A Voting Shares, no par value

(Title of Class of Securities)

535919401

(CUSIP Number)

Bryan H. Hall
Executive Vice President
Liberty Global plc
Griffin House, 161 Hammersmith Rd,
London W6 8BS, United Kingdom
+44.208.483.6449 or 303.220.6600

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 10, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.   See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 535919401	SCHEDULE 13D/A	Page 2 of 17 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Liberty Global plc 98-1112770
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) BK, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,500,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,500,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1% (1)(2)
14		TYPE OF REPORTING PERSON (See Instructions) HC

(1)
This amount does not reflect the (A) 15,138,570 Class A Voting Shares, no par value (the “Voting Shares”), of Lions Gate Entertainment Corp. (the “Issuer”) held by various funds affiliated with MHR Fund Management, LLC (“MHR”) and Mark H. Rachesky (“Dr. Rachesky”), (B) 6,394,477 Voting Shares held by various entities affiliated with John C. Malone (“Dr. Malone”), or (C) 2,500,000 Voting Shares held by a subsidiary of Discovery Communications, Inc. (“Discovery”), of which the reporting persons may be deemed to have beneficial ownership as a result of the Voting and Standstill Agreement.  See Items 5 and 6 of this Schedule 13D.

(2)
The calculation of this percentage is based on an aggregate 81,056,905 Voting Shares outstanding as of February 6, 2017, as reported on a Quarterly Report on Form 10-Q filed by the Issuer on February 9, 2017.

CUSIP No. 535919401	SCHEDULE 13D/A	Page 3 of 17 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Liberty Global Incorporated Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) BK, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,500,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,500,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1% (1)(2)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)
This amount does not reflect the (A) 15,138,570 Voting Shares held by various funds affiliated with MHR and Dr. Rachesky, (B) 6,394,477 Voting Shares held by various entities affiliated with Dr. Malone, or (C) 2,500,000 Voting Shares held by a subsidiary of Discovery, of which the reporting persons may be deemed to have beneficial ownership as a result of the Voting and Standstill Agreement.  See Items 5 and 6 of this Schedule 13D.

(2)
The calculation of this percentage is based on an aggregate 81,056,905 Voting Shares outstanding as of February 6, 2017, as reported on a Quarterly Report on Form 10-Q filed by the Issuer on February 9, 2017.

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on November 20, 2015 (the “Original Schedule 13D”) and amended by Amendment No. 1 filed June 30, 2016 (“Amendment No. 1”), with respect to the Issuer (the Original Schedule 13D, as amended by Amendment No. 1, the “Schedule 13D”). Capitalized terms used in this Amendment and not otherwise defined have the same meanings ascribed to them in the Schedule 13D.  Unless specifically amended hereby, the disclosure set forth in the Schedule 13D remains unchanged.

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Statement on Schedule 13D (this “Statement”) relates to the Class A Voting Shares, no par value (the “Voting Shares”), of Lions Gate Entertainment Corp., a corporation organized under the laws of the Province of British Columbia (the “Issuer”).  The Issuer’s principal executive offices are located at 250 Howe Street, 20th Floor, Vancouver, British Columbia V6C 3R8, and 2700 Colorado Avenue, Suite 200, Santa Monica, California 90404.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Statement is being filed by Liberty Global plc, a public limited company organized under the laws of England and Wales (“Liberty Global”), and Liberty Global Incorporated Limited, a private limited company organized under the laws of England and Wales and a wholly-owned subsidiary of Liberty Global (“LGIL” and, together with Liberty Global, the “Reporting Persons” and each a “Reporting Person”).

The address of the principal office of the Reporting Persons is Griffin House, 161 Hammersmith Rd, London W6 8BS, United Kingdom.

Liberty Global operates internationally with its principal business activities being the provision of video, broadband internet, fixed-line telephony and mobile services.  LGIL is a wholly-owned subsidiary of Liberty Global whose principal business activity is to hold investments, including the Purchased Shares (defined in Item 3 of this Statement), for Liberty Global.

During the last five years, neither of the Reporting Persons (a) has been convicted in a criminal proceeding or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Set forth on Schedule I to this Statement, and incorporated herein by reference, are the (a) name, (b) business address, (c) present principal occupation or employment, (d) name, principal business and address of any corporation or other organization in which such occupation or employment is conducted and (e) citizenship, in each case, of each director and executive officer of the Reporting Persons.

Page 4 of 17 Pages

During the last five years, to the best of the knowledge of each Reporting Person, none of Reporting Persons’ directors or executive officers (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The agreement among the Reporting Persons relating to the joint filing of this Statement is included as Exhibit 99.8 to this Statement.

Item 3.	Source and Amount of Funds or Other Considerations

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

LGIL entered into a Share Purchase Agreement, dated as of November 10, 2015 (the “Share Purchase Agreement”), with Discovery Lightning Investments Ltd. (“DLIL”), certain investment funds (the “Seller Funds”) affiliated with MHR Fund Management, LLC (“MHR”), and, solely for the limited purposes set forth in the Share Purchase Agreement, Liberty Global and Discovery Communications, Inc. (“Discovery”), pursuant to which LGIL purchased 5,000,000  Common Shares, no par value, of the Issuer (the “Old Shares”, and such purchased Old Shares, the “Purchased Shares”) from the Seller Funds for an aggregate purchase price of $195,100,000 (the “Purchase”).

LGIL purchased the Purchased Shares using working capital.  A portion of this working capital was refinanced with funds received by LGIL under a variable pre-paid forward transaction (the “PPV Transaction”) with economic characteristics similar to a collar plus a loan in respect of 2,500,000 of the Purchased Shares pursuant to a confirmation, dated November 12, 2015 (the “PPV Confirmation”), with Bank of America, N.A. (“Bank of America”) supplementing and forming part of an agreement in the form of the ISDA 2002 Master Agreement.  See the description of the PPV Transaction under Item 6 of this Statement, which is incorporated herein by reference.

The foregoing summaries of the terms of the Share Purchase Agreement and the PPV Confirmation do not purport to be complete and are qualified in their entirety by reference to the full text of the Share Purchase Agreement and the PPV Confirmation, respectively, which are included as Exhibit 99.1 and Exhibit 99.2, respectively, to this Statement and are incorporated herein by reference.

On December 8, 2016, pursuant to an Agreement and Plan of Merger entered into as of June 30, 2016 (the “Starz Merger Agreement”), among the Issuer, Orion Arm Acquisition Inc., a wholly-owned subsidiary of the Issuer (“Merger Sub”), and Starz (“Starz”), Merger Sub merged with and into Starz, with Starz continuing as the surviving corporation of the merger and a wholly-owned subsidiary of the Issuer (the “Merger”).  Pursuant to the Merger Agreement, immediately prior to the consummation of the Merger, the Issuer effected a reorganization of its outstanding share capital (the “Reclassification”), pursuant to which each existing Old Share converted into 0.5 newly-issued Voting Shares and 0.5 newly-issued Class B non-voting shares, no par value (“Non-Voting Shares”), of the Issuer.  The Voting Shares and the Non-Voting Shares of the Issuer are collectively referred to in this Statement as the “Shares.”  As a result of the Reorganization, the Purchased Shares converted into 2,500,000 Voting Shares (the “Owned Voting Shares”) and 2,500,000 Non-Voting Shares (the “Owned Non-Voting Shares”, and together with the Owned Voting Shares, the “Owned Shares”).

Page 5 of 17 Pages

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b)

The responses of each Reporting Person to Rows (7) through (13) of their respective cover pages to this Statement are incorporated herein by reference.

LGIL holds all 2,500,000 of the Owned Voting Shares directly.  Because LGIL is a direct wholly-owned subsidiary of Liberty Global, Liberty Global may be deemed to beneficially own all of the 2,500,000 Owned Voting Shares and share voting and dispositive power over the Owned Voting Shares with LGIL.

The present ability of the Reporting Persons to dispose of the Owned Shares is limited by the Lock-Up Arrangement (defined in Item 6 of this Statement).  The present ability of the Reporting Person to dispose of the Pledged Shares (defined in Item 6 of this Statement) is further limited by the Pledge Agreement (defined in Item 6 of this Statement).  See the descriptions of the Lock-Up Arrangement and the Pledge Agreement in Item 6 of this Statement, which are incorporated herein by reference.

The Reporting Persons are required to vote the Owned Voting Shares in respect of certain matters in accordance with the Voting and Standstill Agreement.  See the description of the Voting and Standstill Agreement in Item 6 of this Statement, which is incorporated herein by reference.

The beneficial ownership information set forth above does not include any securities of the Issuer beneficially owned by the Seller Funds or their affiliates (including MHR and Mark H. Rachesky, M.D., the Chairman of the Issuer’s Board (“Dr. Rachesky”)), John C. Malone, chairman of the board of directors of Liberty Global (“Dr. Malone”), Discovery or DLIL (together, the “Other Parties”).  As a result of the Investor Rights Agreement and Voting and Standstill Agreement described in Item 6 of this Statement, the Reporting Persons may be deemed to beneficially own and share voting and/or dispositive power over the Shares beneficially owned by the Other Parties and their respective affiliates.  Based on Amendment No. 22 to Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 9, 2016, by MHR Institutional Partners III LP, MHR Institutional Advisors III LLC, MHR Fund Management LLC, MHR Holdings LLC and Dr. Rachesky, various funds affiliated with MHR Fund Management (including the Seller Funds) and Dr. Rachesky beneficially own an aggregate of 15,138,570 Voting Shares (approximately 18.7% of the total number of Voting Shares outstanding).  Based on a Schedule 13D filed with the SEC on December 13, 2016 by Dr. Malone, various entities affiliated with Dr. Malone beneficially own an aggregate of 6,394,477 Voting Shares (approximately 7.9% of the total number of Shares outstanding).  Based on a Schedule 13D filed with the SEC on February 13, 2017 by Discovery, Discovery and DLIL beneficially own an aggregate of 2,500,000 Voting Shares (approximately 3.1% of the total number of Voting Shares outstanding).

Page 6 of 17 Pages

This Statement is not an admission or acknowledgment that the Reporting Persons constitute a “group” within the meaning of Rule 13d-5(b)(1) under the Act with any or all of the Other Parties.

(c)

Not applicable.

(d)

LGIL is obligated to share with Bank of America the economic benefit of any dividends paid on the Pledged Shares during the term of the pledge.  See the description of the Pledged Shares and the Pledge Agreement in Item 6 of this Statement, which is incorporated herein by reference.

(e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Share Purchase Agreement

The information set forth in Item 3 of this Statement is incorporated herein by reference.

PPV Confirmation and Pledge Agreement

The information set forth in Item 3 of this Statement is incorporated herein by reference.

Page 7 of 17 Pages

In connection with the Reclassification, pursuant to a notice dated February 10, 2017 given by Bank of America as calculation agent (the “Reclassification Adjustment Confirmation”), the terms of the PPV Transaction were adjusted to reflect the Reclassification with no change to the economic rights and obligations of either LGIL or Bank of America.  As adjusted, the PPV Transaction relates to units consisting of 0.50 shares of the Voting Shares and 0.5 shares of the Non-Voting Shares and continues to be divided into three individual tranches (each a “Tranche”) with each Tranche divided into 25 individual components (each a “Component”) designated by a valuation date; the Components for Tranche 1 are the 25 trading days from July 25, 2019, through August 28, 2019, inclusive; the Components for Tranche 2 are the 25 trading days from October 23, 2020, through November 30, 2020, inclusive; and the Components for Tranche 3 are the 25 trading days from January 25, 2022, through March 1, 2022, inclusive.  On the settlement date for each Component, LGIL will be obligated to deliver to Bank of America, at LGIL’s election, either a number of Voting Shares and Non-Voting Shares determined as follows or an equivalent amount in cash (with cash settlement being the default settlement method):

(i)
if the sum of (x) the volume weighted average trading price per Voting Share on the valuation date for the relevant Component multiplied by 0.50 and (y) the volume weighted average trading price per Non-Voting Share on the valuation date for the relevant Component multiplied by 0.50 (such sum being the “Settlement Price”) is less than or equal to $33.167 (the “Forward Floor Price”), 16,667 Voting Shares and 16,667 Non-Voting Shares (or, in the case of the last Component in each Tranche, (A) in the case of each of Tranches 1 and 2, 16,658.5 Voting Shares and 16,658.5 Non-Voting Shares, and (B) in the case of Tranche 3, 16,659 Voting Shares and 16,659 Non-Voting Shares) (the “Number of Shares”);

(ii)
if the Settlement Price is greater than the Forward Floor Price but less than or equal to $52.677 (the “Forward Cap Price”), the Number of Shares multiplied by the Forward Floor Price divided by the Settlement Price; and

(iii)	if the Settlement Price is greater than the Forward Cap Price, the Number of Shares multiplied by (1 – ((Forward Cap Price – Forward Floor Price), divided by the Settlement Price))

(the number of Voting Shares and Non-Voting Shares to be delivered by LGIL pursuant to clause (i), (ii) or (iii), in each case, the “Number of Shares to be Delivered”).  If the Number of Shares to be Delivered includes fractional shares and LGIL elects to effect physical delivery of such shares, Liberty shall deliver to Bank of America (A) Voting Shares and Non-Voting Shares, in each case, in an amount equal to the Number of Shares to be Delivered, rounded down to the nearest whole number, and (B) an amount of cash equal to the value of the fractional Voting Share and the fractional Non-Voting Share.

In exchange for assuming this obligation, LGIL received a cash payment of $70,889,585.00 as of the date of entering into the PPV Transaction.  LGIL pledged 2,500,000 of the Purchased Shares to Bank of America to secure its obligations under the PPV Transaction pursuant to a pledge agreement, dated as of November 12, 2015 (the “Pledge Agreement”).  In connection with the Reclassification, such pledged Purchased Shares were replaced by a pledge by LGIL of 1,250,000 Voting Shares and 1,250,000 Non-Voting Shares (collectively, the “Pledged Shares”).  In most circumstances, LGIL retains voting rights in the Pledged Shares during the term of the pledge, but LGIL is obligated to share with Bank of America the economic benefit of any dividends paid during the term of the pledge based on a formula that takes into account a theoretical hedging position by Bank of America.

Page 8 of 17 Pages

The foregoing summaries of the terms of the Reclassification Adjustment Confirmation and the Pledge Agreement are qualified in their entirety by reference to the full text of the Reclassification Adjustment Confirmation and the Pledge Agreement, respectively, which are included as Exhibit 99.4 and Exhibit 99.3, respectively, to this Statement and are incorporated herein by reference.

Investor Rights Agreement

The information set forth in Item 4 of this Statement is incorporated herein by reference.

The Investor Rights Agreement further provides that (1) for so long as funds affiliated with MHR beneficially own at least 10,000,000 Shares in the aggregate, the Issuer will include three designees of MHR (at least one of whom will be an independent director and will be subject to approval of the Issuer’s Board) on its slate of director nominees for election at each future annual meeting of the Issuer’s shareholders and (2) for so long as funds affiliated with MHR beneficially own at least 5,000,000, but less than 10,000,000, Shares in the aggregate, the Issuer will include one designee of MHR on its slate of director nominees for election at each future annual meeting of the Issuer’s shareholders.  Dr. Rachesky and Ms. Fine count as designees of MHR.

Under the Investor Rights Agreement, Liberty Global and Discovery agreed that they and their respective controlled affiliates would not sell or transfer any of their Shares to third parties until November 10, 2016 (the “Lock-Up Arrangement”).  Liberty Global and Discovery have further agreed that on and after November 10, 2016, if they or any of their respective controlled affiliates sell or transfer any of their Shares to a shareholder or group of shareholders that beneficially own 5% or more of the Shares, or that would result in a person or group of persons beneficially owning 5% or more of the Shares, any such transferee will be required to agree to the transfer and voting provisions set forth in the Investor Rights Agreement, subject to certain exceptions.

In addition, Liberty Global and Discovery have agreed that they and their respective controlled affiliates will not solicit or hire any members of senior management of the Issuer and its subsidiaries until November 10, 2018, subject to certain exceptions.  The Issuer has also agreed to provide Liberty Global, Discovery and MHR with certain pre-emptive rights on Shares that the Issuer may issue in the future for cash consideration (the “Pre-Emptive Rights”).  Furthermore, the Issuer has agreed that, until November 10, 2020, the Issuer will not adopt or otherwise implement a “poison pill” or “shareholder rights plan” that would prevent Liberty Global, Discovery and Dr. Malone and their respective controlled affiliates from beneficially owning in the aggregate up to 18.5% of the outstanding voting power in the Issuer.

In connection with the execution of the Starz Merger Agreement, on June 30, 2016, LGIL and Liberty Global entered into an amendment to the Investor Rights Agreement with MHR, DLIL, the Issuer, Discovery and the Seller Funds (the “Amendment to the Investor Rights Agreement”), pursuant to which (a) the Issuer has agreed to hold a meeting of its shareholders to seek approval of any issuance of Shares to Liberty Global, Discovery and MHR pursuant to their Pre-Emptive Rights that occurs in the five-year period following the date of such meeting (the “New Issuance Approval”), and (b) Liberty Global, Discovery and MHR have each agreed to vote all of the Shares beneficially owned by them and their respective controlled affiliates in favor of the New Issuance Approval.

Page 9 of 17 Pages

The foregoing description of the Investor Rights Agreement, as amended by the Amendment to the Investor Rights Agreement, and the summary of certain other terms of the Investor Rights Agreement set forth in Item 4 of this Statement do not purport to be complete and are qualified in their entirety by reference to the full text of the Investor Rights Agreement and the Amendment to the Investor Rights Agreement, which are included as Exhibit 99.5 and 99.9, respectively, to this Statement and incorporated herein by reference.

Voting and Standstill Agreement

In connection with the Purchase, on November 10, 2015, LGIL and Liberty Global entered into a voting and standstill agreement with the Issuer, Discovery, DLIL, Dr. Malone, MHR and the Seller Funds (the “Voting and Standstill Agreement”).  Under the Voting and Standstill Agreement, Liberty Global, Discovery and Dr. Malone have agreed that, until November 10, 2020 (the “Standstill Period”), they and their controlled affiliates will not acquire additional voting securities of the Issuer that would result in such persons beneficially owning in the aggregate more than 18.5% of the outstanding voting power in the Issuer. Although the Shares beneficially owned by each of Liberty Global, Discovery and Dr. Malone will be aggregated for purposes of determining compliance with such ownership restriction, Liberty Global does not have any agreement with Discovery or Dr. Malone regarding such ownership restriction.

During the Standstill Period, Liberty Global, Discovery and Dr. Malone have each agreed to vote, in any vote of the Issuer’s shareholders, all of the Shares beneficially owned by them and their respective controlled affiliates in excess of 13.5% of the Issuer’s outstanding voting power in the aggregate (the “Initial Threshold Amount”) in the same proportion as the votes cast by shareholders other than Liberty Global, Discovery, Dr. Malone and their respective affiliates.  After the expiration of the Standstill Period, Liberty Global, Discovery and Dr. Malone have agreed to vote, in any vote of the Issuer’s shareholders on a merger, amalgamation, plan of arrangement, consolidation, business combination, third party tender offer, asset sale or other similar transaction involving the Issuer or any of the Issuer’s subsidiaries (and any proposal relating to the issuance of capital, any increase in the authorized capital or, subject to certain exceptions, any amendment to any constitutional documents in connection with any of the foregoing), all of the Shares beneficially owned by them and their respective controlled affiliates in excess of 18.5% of the Issuer’s outstanding voting power in the aggregate in the same proportion as the votes cast by shareholders other than Liberty Global, Discovery, Dr. Malone and their respective affiliates.

In addition, Liberty Global, Discovery, Dr. Malone and MHR have agreed that for so long as any of them have the right to nominate at least one representative to the Issuer’s Board, each of them will vote all of the Shares owned by them and their respective controlled affiliates in favor of each of the other’s respective director nominees, subject to certain exceptions set forth in the Voting and Standstill Agreement.  Furthermore, Liberty Global, Discovery, Dr. Malone and MHR have agreed that, through the first anniversary of the Issuer’s 2016 Annual Meeting of Shareholders, each of them will take any and all action necessary to propose and support the continued appointment of Dr. Rachesky as Chairman of the Issuer’s Board and in favor of the other director nominees recommended by the Issuer’s Board.

Page 10 of 17 Pages

Under the Voting and Standstill Agreement, Liberty Global, Discovery and Dr. Malone have also agreed that if they or any of their controlled affiliates sell or transfer any of their Shares to a shareholder or group of shareholders that beneficially own 5% or more of the Shares, or that would result in a person or group of persons beneficially owning 5% or more of the Shares, any such transferee will be required to agree to the transfer and voting provisions set forth in the Voting and Standstill Agreement.

In connection with the execution of the Starz Merger Agreement, on June 30, 2016, LGIL and Liberty Global entered into an amendment to the Voting and Standstill Agreement with the Issuer, Discovery, DLIL, Dr. Malone, MHR and the Seller Funds (the “Amendment to the Voting and Standstill Agreement”), which amended the Initial Threshold Amount to be the greater of (a) 13.5% of the Issuer’s outstanding voting power in the aggregate, and (b) if the Merger  occurred, the lesser of (i) 14.2% of the Issuer’s outstanding voting power in the aggregate and (ii) the percentage of the Issuer’s outstanding voting power collectively owned by Liberty Global, Discovery, Dr. Malone and their respective controlled affiliates immediately following the consummation of the Merger (the Initial Threshold Amount, as so amended, the “New Threshold Amount”).  The percentage of the Issuer’s outstanding voting power collectively owned by Liberty Global, Discovery, Dr. Malone and their respective controlled affiliates immediately following the consummation of the Merger was approximately 14.5%; accordingly, the New Threshold Amount is 14.2%.

The foregoing description of the Voting and Standstill Agreement, as amended by the Amendment to the Voting and Standstill Agreement, does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting and Standstill Agreement and the Amendment to the Voting and Standstill Agreement, which are included as Exhibit 99.6 and Exhibit 99.10, respectively, to this Statement and incorporated herein by reference.

Registration Rights Agreement

On November 10, 2015, LGIL entered into a registration rights agreement with the Issuer (the “Registration Rights Agreement”), which provides LGIL (together with certain of its affiliates) with certain registration rights, subject to the terms and conditions set forth therein.  Among other things, LGIL will be entitled to two demand registration rights to request that the Issuer register all or a portion of its Shares.  In addition, in the event that the Issuer proposes to register any of the Issuer’s equity securities or securities convertible into or exchangeable for the Issuer’s equity securities, either for the Issuer’s own account or for the account of other security holders, LGIL will be entitled to certain “piggyback” registration rights allowing LGIL to include its shares in such registration, subject to customary limitations.  As a result, whenever the Issuer proposes to file a registration statement under the Securities Act of 1933 (as amended), other than with respect to a registration statement on Forms S-4 or S-8 or certain other exceptions, LGIL will be entitled to notice of the registration and has the right, subject to certain limitations, to include its shares in the registration.

Page 11 of 17 Pages

The registration rights described above will terminate on the first anniversary of the date that LGIL (together with certain of its affiliates) (i) beneficially owns less than 2,971,601 Shares, subject to equitable adjustment (which amount represents approximately 2% of the Issuer’s Shares outstanding), and (ii) ceases to have a designated representative on the Issuer’s Board.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is included as Exhibit 99.7 to this Statement and incorporated herein by reference.

Other Agreements

Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) currently in force among LGIL, Liberty Global or, to the best of their knowledge, any of the persons named in Schedule I to this Statement, or between such persons and any other person with respect to any securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit No.	Description
99.1
Share Purchase Agreement, dated as of November 10, 2015, among LGIL, DLIL, the Seller Funds and, solely for purposes of Section 5.03 thereof, Liberty Global and Discovery (incorporated herein by reference to Exhibit 99.1 to the Amendment No. 20 to Schedule 13D filed by MHR Institutional Partners III LP, MHR Institutional Advisors III LLC, MHR Fund Management LLC, MHR Holdings LLC and Dr. Rachesky with the SEC on November 13, 2015).

99.2	PPV Confirmation, dated as of November 12, 2015, between LGIL and Bank of America (incorporated herein by reference to Exhibit 99.2 to the Original Schedule 13D).
99.3	Pledge Agreement, dated as of November 12, 2015, between LGIL and Bank of America (incorporated herein by reference to Exhibit 99.3 to the Original Schedule 13D).
99.4	Reclassification Adjustment Confirmation, dated as of February 10, 2017, from Bank of America to LGIL.
99.5
Investor Rights Agreement, dated as of November 10, 2015, among MHR, LGIL, DLIL, the Issuer, Liberty Global, Discovery and the Seller Funds (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K (file number 1-14880) filed by the Issuer with the SEC on November 10, 2015).

99.6
Voting and Standstill Agreement, dated as of November 10, 2015, among the Issuer, the Seller Funds, LGIL, DLIL, Dr. Malone, MHR, Liberty Global and Discovery (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K (file number 1-14880) filed by the Issuer with the SEC on November 10, 2015).

99.7
Registration Rights Agreement, dated as of November 10, 2015, between the Issuer and LGIL (incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K (file number 1-14880) filed by the Issuer with the SEC on November 10, 2015).

99.8	Joint Filing Agreement, dated as of November 20, 2015, between LGIL and Liberty Global (incorporated herein by reference to Exhibit 99.8 to the Original Schedule 13D).
99.9
Amendment No. 1 to Investor Rights Agreement, dated as of June 30, 2016, among MHR, LGIL, DLIL, the Issuer, Liberty Global, Discovery and the Seller Funds (incorporated herein by reference to Exhibit 99.9 to Amendment No. 1).

99.10
Amendment to Voting and Standstill Agreement, dated as of June 30, 2016, among the Issuer, the Seller Funds, LGIL, DLIL, Dr. Malone, MHR, Liberty Global and Discovery (incorporated herein by reference to Exhibit 99.10 to Amendment No. 1).

Page 12 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2017	Liberty Global plc

/s/ Bryan H. Hall
	Name:	Bryan H. Hall
	Title:	Executive Vice President, General
Counsel and Secretary

Liberty Global Incorporated Limited

/s/ Bryan H. Hall
	Name:	Bryan H. Hall
	Title:	Director

Page 13 of 17 Pages

SCHEDULE I

EXECUTIVE OFFICERS AND DIRECTORS OF LIBERTY GLOBAL

The name, citizenship, business address, and present principal occupation or employment of each of the executive officers and directors of Liberty Global are set forth below.
Executive Officers of Liberty Global plc

Name	Present Principal Occupation	Business Address	Citizenship
Michael T. Fries	Chief Executive Officer, President and Vice Chairman of the board of directors of Liberty Global	Griffin House 161 Hammersmith Rd, London W6 8BS United Kingdom	United States
Charles H.R. Bracken	Executive Vice President and Co-Chief Financial Officer (Principal Financial Officer) of Liberty Global	Griffin House 161 Hammersmith Rd, London W6 8BS United Kingdom	United Kingdom
Bryan H. Hall	Executive Vice President, General Counsel and Secretary of Liberty Global	Griffin House 161 Hammersmith Rd, London W6 8BS United Kingdom	United States
Diederik Karsten	Executive Vice President and Chief Commercial Officer of Liberty Global	Griffin House 161 Hammersmith Rd, London W6 8BS United Kingdom	Netherlands
Balan Nair	Executive Vice President and Chief Technology and Innovation Officer of Liberty Global	Griffin House 161 Hammersmith Rd, London W6 8BS United Kingdom	United States

Page 14 of 17 Pages

Directors of Liberty Global plc

Name	Present Principal Occupation	Business Address	Citizenship
John C. Malone	Chairman of the board of directors of Liberty Global	Griffin House 161 Hammersmith Rd, London W6 8BS United Kingdom	United States
Michael T. Fries	Chief Executive Officer, President and Vice Chairman of the board of directors of Liberty Global	Griffin House 161 Hammersmith Rd, London W6 8BS United Kingdom	United States
Andrew J. Cole	Chief Executive Officer of Glow Financial Services Ltd., a private company that operates as a full service provider of handset and home device financing for wireless carriers and cable companies	Glow Financial Services Ltd. Lion House Red Lion Street London, WC1R 4GB United Kingdom	United Kingdom
Miranda Curtis	Retired President of Liberty Global Japan	Griffin House 161 Hammersmith Rd, London W6 8BS United Kingdom	United Kingdom
John W. Dick	Private Investor	Griffin House 161 Hammersmith Rd, London W6 8BS United Kingdom	Canada
Paul A. Gould	Managing Director of Allen & Company, LLC, an investment banking and financial advisory firm	Allen & Company, LLC 711 Fifth Avenue 9th Floor New York, NY 10022	United States
Richard R. Green	Retired President and Chief Executive Officer of Cable Television Laboratories, Inc., a not-for-profit research and development consortium	Griffin House 161 Hammersmith Rd, London W6 8BS United Kingdom	United States
David E. Rapley	Retired Executive Vice President, VECO Corp., an engineering services firm	Griffin House 161 Hammersmith Rd, London W6 8BS United Kingdom	United Kingdom
Larry E. Romrell	Retired Executive Vice President, Tele-Communications, Inc., a telecommunications company that later merged into AT&T	Griffin House 161 Hammersmith Rd, London W6 8BS United Kingdom	United States
J.C. Sparkman
Co-Founder and retired Chairman of the Board of Broadband Services, Inc., a provider of asset management, logistical, installation and repair services for telecommunications service providers and equipment manufacturers
		Griffin House 161 Hammersmith Rd, London W6 8BS United Kingdom	United States
J. David Wargo	President of Wargo & Company, Inc., a private company specializing in investing in the communications industry	Wargo & Company, Inc. 712 Fifth Avenue 22nd Floor New York, NY 10019	United States

Page 15 of 17 Pages

EXECUTIVE OFFICERS AND DIRECTORS OF LGIL

The name, business address, and present principal occupation or employment of each of the executive officers and directors of LGIL are set forth below.
Executive Officers of Liberty Global Incorporated Limited

None.

Directors of Liberty Global Incorporated Limited

Name	Present Principal Occupation	Business Address	Citizenship
Charles H.R. Bracken	Executive Vice President and Co-Chief Financial Officer (Principal Financial Officer) of Liberty Global	Griffin House 161 Hammersmith Rd, London W6 8BS United Kingdom	United Kingdom
Jeremy Evans	Deputy General Counsel and Assistant Secretary of Liberty Global	Griffin House 161 Hammersmith Rd, London W6 8BS United Kingdom	United Kingdom
Bryan H. Hall	Executive Vice President, General Counsel and Secretary of Liberty Global	Griffin House 161 Hammersmith Rd, London W6 8BS United Kingdom	United States

Page 16 of 17 Pages

EXHIBIT INDEX

Exhibit No.	Description
99.1
Share Purchase Agreement, dated as of November 10, 2015, among LGIL, DLIL, the Seller Funds and, solely for purposes of Section 5.03 thereof, Liberty Global and Discovery (incorporated herein by reference to Exhibit 99.1 to the Amendment No. 20 to Schedule 13D filed by MHR Institutional Partners III LP, MHR Institutional Advisors III LLC, MHR Fund Management LLC, MHR Holdings LLC and Dr. Rachesky with the SEC on November 13, 2015).

99.2	PPV Confirmation, dated as of November 12, 2015, between LGIL and Bank of America (incorporated herein by reference to Exhibit 99.2 to the Original Schedule 13D).
99.3	Pledge Agreement, dated as of November 12, 2015, between LGIL and Bank of America (incorporated herein by reference to Exhibit 99.3 to the Original Schedule 13D).
99.4	Reclassification Adjustment Confirmation, dated as of February 10, 2017, from Bank of America to LGIL.
99.5
Investor Rights Agreement, dated as of November 10, 2015, among MHR, LGIL, DLIL, the Issuer, Liberty Global, Discovery and the Seller Funds (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K (file number 1-14880) filed by the Issuer with the SEC on November 10, 2015).

99.6
Voting and Standstill Agreement, dated as of November 10, 2015, among the Issuer, the Seller Funds, LGIL, DLIL, Dr. Malone, MHR, Liberty Global, Discovery (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K (file number 1-14880) filed by the Issuer with the SEC on November 10, 2015).

99.7
Registration Rights Agreement, dated as of November 10, 2015, between the Issuer and LGIL (incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K (file number 1-14880) filed by the Issuer with the SEC on November 10, 2015).

99.8	Joint Filing Agreement, dated as of November 20, 2015, between LGIL and Liberty Global (incorporated herein by reference to Exhibit 99.8 to the Original Schedule 13D).
99.9
Amendment No. 1 to Investor Rights Agreement, dated as of June 30, 2016, among MHR, LGIL, DLIL, the Issuer, Liberty Global, Discovery and the Seller Funds (incorporated herein by reference to Exhibit 99.9 to Amendment No. 1).

99.10
Amendment to Voting and Standstill Agreement, dated as of June 30, 2016, among the Issuer, the Seller Funds, LGIL, DLIL, Dr. Malone, MHR, Liberty Global and Discovery (incorporated herein by reference to Exhibit 99.10 to Amendment No. 1).

Page 17 of 17 Pages